17004721

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2017

Washington DC 415

SEC FILE NUMBER
8-25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company Of America Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf To Bay Blvd., #330

(No. and Street)

Clearwater	Fl	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAS Partner, CPA

(Name – *if individual, state last, first, middle name*)

15800 Pines Blvd, #3002	Pembroke Pines	Fl	33027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jed Bandes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securities, as of December, 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KEITH E. HANLEY
MY COMMISSION # FF 918314
EXPIRES: October 17, 2019
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

(SEC Identification No. 8-25547)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Statement of Operation..3

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.......................4

Statement of Changes in Members' Equity...5

Statement of Cash Flows 6

Notes to Financial Statements...7-10

Supplementary Information

Schedules I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.. 11

Schedules II: Computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.................................. 12

Schedules III: Information relating to possession or control requirements under Rule 15c-3 of the Securities and Exchange Commission 13

Schedules IV: Schedule of segregation requirements and funds in segregation for customer's regulated commodity futures and options accounts under 14

Independent Auditor's Report on Agreed-Upon Procedures performed on SIPC Form SIPC-7..15

Form SIPC-7...16-17

Report of Independent Registered Public Accounting Firm on Exemption.......................18

Exemption Report...19

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Company of America Securities

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities as of December 31, 2016, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Mutual Trust Company of America Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I - Computation of Net Capital Requirements under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule IV - Schedule of segregation requirements and funds in segregation for customer's regulated commodity futures and options accounts, has been subjected to audit procedures performed in conjunction with the audit of Mutual Trust Company of America Securities' financial statements. The supplemental information is the responsibility of Mutual Trust Company of America Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I - Computation of Net Capital Requirements under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule IV - Schedule of segregation requirements and funds in segregation for customer's regulated commodity futures and options accounts is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAS Partners LLC

Pembroke Pines, Florida

February 22, 2017

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	1,968,985
Accounts receivable		23,645
Prepaid expenses		21,030
Deposits		108,368
Total assets	**$**	**2,122,028**
Liabilities and Members' equity		
Liabilities		
Accounts payable	$	32,389
Total liabilities		32,389
Members' equity		
Common stock, $1 par value, 1,000 shares authorized and outstanding		1,000
Paid in capital		177,733
Retained earnings		1,910,906
Total members' equity		2,089,639
Total liabilities and net assets	**$**	**2,122,028**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$ 5,629,219
Gain/Loss on sale of trades	60,070
Interest income	4,051
Total revenues	**5,693,340**
Expenses:	
Commissions expense	4,792,041
Management fee	560,000
Clearing fees	95,307
General and administrative	78,559
Broker fees	20,222
Total expenses	**5,546,129**
Net Income	**$ 147,211**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2016

Subordinated borrowings at January 1,2016	$	-
Changes during the period		-
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock				
	Shares	Amount	Paid in Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2015	1,000	$ 1,000	$ 177,733	$ 1,763,695	$ 1,942,428
Net Income				147,211	147,211
Balance at December 31, 2016	**1,000**	**$ 1,000**	**$ 177,733**	**$ 1,910,906**	**$ 2,089,639**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating activities:		
Net income		$ 147,211
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
(increase) decrease in operating assets:		
Grants receivable	$ (23,645)	
Prepaid expenses	2,109	
Deposit	(23)	
(increase) decrease in operating assets:		
Accounts payable	(57,033)	
Total adjustments		(78,592)
Net cash provided by operating activities		68,619
Increase in cash and cash equivalents		68,619
Cash and cash equivalents at the beginning of year		1,900,366
Cash and cash equivalents at end of year		**$ 1,968,985**

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980. The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2016 approximates their respective value in these financial statements due to their relatively short holding periods.

Cash and cash equivalents – The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are identified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernible level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity, all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements. The Company is open to review beginning from 2013 to the present.

Recent Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that supersedes most current revenue recognition guidance and modifies the accounting for certain costs associated with revenue generation. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a number of steps to apply to achieve that principle and requires additional disclosures.

The standard was originally to be effective for the Company's first quarter of 2017. In July 2015, the FASB approved a one year extension to the required implementation date but also permitted companies to adopt the standard at the original effective date of 2017. Adoption before the original effective date of 2017 is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is assessing what impacts this new standard will have on its Financial Statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date.

NOTE 3- FAIR VALUE MEASUREMENTS (Continued)

The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company does not own or lease property or lease office space. The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions. Under the agreement, no revenue or expenses have been recognized for the shared services.

The Company does not have employment contracts with its key employees, including the controlling member who is an officer of the Company. The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $560,000 were paid in 2016 for these services. The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016 we had net capital of $2,068,609 which was $1,968,609 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.0157 to 1 or 1.57% at December 31, 2016.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties d not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company does not own or lease property or lease office space, therefore there were no commitments necessary for disclosure.

LITIGATION

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company was not involved in any litigation at the time of the audit completion.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 22, 2017, the date the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total members' equity	$	2,089,639
Non-allowable assets		-
Tentative net capital		2,089,639
haircut on inventory		-
Other deductions		(21,030)
Net capital		2,068,609
Minimum net capital		100,000
Excess net capital	**$**	**1,968,609**
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:		
Aggregate indebtedness	$	32,389
Net capital	$	2,068,609
Percentage of aggregate indebtedness to net capital		1.57%

A reconciliation with the Company's computation of net capital was not prepared as there were no material differences between the Company's computation of net capital and the computation contained therein.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2016

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Board of Directors of

Mutual Trust Company of America Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Mutual Trust Company of America Securities and SIPC and Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Mutual Trust Company of America Securities' compliance with the applicable instructions of Form SIPC-7. Mutual Trust Company of America Securities' management is responsible for Mutual Trust Company of America Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions received, and commissions paid supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAS Partners LLC

Pembroke Pines, Florida

February 22, 2017

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/02/2016
and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,629,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,529,219
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,512,133
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	95,307
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	60,070
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $961,709	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	961,709
Total deductions	0
2d. SIPC Net Operating Revenues	$961,709
2e. General Assessment @ .0025	$2,404.27

(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mutual Trust Co. Of America Securities
2963 Gulf To Bay Blvd
Clearwater, FL 34695

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,404.27

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,188.13)
08/05/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 216.14

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 216.14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $216.14

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Co. Of America Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Company of America Securities,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mutual Trust Company of America Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Trust Company of America Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (the "exemption provisions") and (2) Mutual Trust Company of America Securities stated that Mutual Trust Company of America Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Trust Company of America Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Trust Company of America Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAS Partners LLC

Pembroke Pines, Florida

February 20, 2017

mutual trust company
of america securities

MUTUAL TRUST COMPANY OF AMERICA SECURITIES EXEMPTION REPORT

Mutual Trust company of America Securities claims an exemption from 240.15c3-3(k) during the fiscal year 2016. The claim exemption is 15c3-3(k)(2)(ii).

Mutual Trust Company of America Securities claims an exemption from 240.15c3-3(k)(2)(ii) for the Fiscal Year 2016. Mutual Trust Company of America Securities met the provision throughout the year without exception.

Jed E Bandes

President